UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

CLOVER HEALTH INVESTMENTS, CORP.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

18914F111

(CUSIP Number)

Chamath Palihapitiya

SCH Sponsor III LLC

317 University Ave, Suite 200

Palo Alto, California 94301

(650) 521-9007

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Daniel Peale, Esq.

Cooley LLP

1299 Pennsylvania Avenue, NW, Suite 700

Washington, D.C. 20004-2400

(202) 842-7835

January 7, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18914F111	Page 2 of 9 pages

1.	Name of Reporting Person SCH Sponsor III LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,433,333
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,433,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,433,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.4%
14.	Type of Reporting Person OO

CUSIP No. 18914F111	Page 3 of 9 pages

1.	Name of Reporting Person Chamath Palihapitiya
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000,000
	8.	Shared Voting Power 31,433,333
	9.	Sole Dispositive Power 10,000,000
	10.	Shared Dispositive Power 31,433,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,433,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 26.8%
14.	Type of Reporting Person IN

CUSIP No. 18914F111	Page 4 of 9 pages

1.	Name of Reporting Person Ian Osborne
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,000,000
	8.	Shared Voting Power 31,433,333
	9.	Sole Dispositive Power 5,000,000
	10.	Shared Dispositive Power 31,433,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,433,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 23.6%
14.	Type of Reporting Person IN

CUSIP No. 18914F111	Page 5 of 9 pages

EXPLANATORY NOTE

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clover Health Investments, Corp., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 725 Cool Springs Blvd, Suite 320, Franklin, Tennessee 37067.

Item 2. Identity and Background

SCH Sponsor III LLC, a Cayman Islands limited liability company (the “Sponsor”), Chamath Palihapitiya, a citizen of the United States, and Ian Osborne, a citizen of the United Kingdom (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

The principal business address of each of the Reporting Persons is 317 University Avenue, Suite 200, Palo Alto, California 94301. The principal business of each of the Reporting Persons is investing in securities, including the securities of the Issuer.

The Reporting Persons and the other parties (the “Other Filers”) to the Registration Rights Agreement (as defined below) may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the Other Filers are not the subject of this Schedule 13D and accordingly, none of the Other Filers is included as a Reporting Person. For a description of the relationship between the Reporting Persons and the Other Parties, see Item 4 below.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the initial public offering of Social Capital Hedosophia Holdings Corp. III (“SCH”), a Cayman Islands exempted company and the predecessor in interest to the Issuer, the Sponsor purchased 17,250,000 Class B ordinary shares of SCH for an aggregate purchase price of $25,000, or approximately $0.002 per share (the “Founder Shares”), and transferred 100,000 of such shares to each of the two prior independent directors of SCH at their original per-share purchase price, and in connection with such initial public offering, purchased warrants to purchase 10,933,333 Class A ordinary shares of SCH for an aggregate purchase price $16.4 million, or $1.50 per warrant (the “Private Placement Warrants”). On April 21, 2020, SCH effected a pro rata share capitalization resulting in an increase in the total number of Founder Shares outstanding from 17,250,000 to 20,700,000 in order to maintain the ownership of Founder Shares by the Sponsor at 20% of the issued and outstanding ordinary shares of Issuer upon consummation of its initial public offering.

The Sponsor obtained the funds to purchase the Founder Shares and the Private Placement Warrants from its working capital.

On January 7, 2021, in connection with the closing of the Business Combination (as defined herein), the Founder Shares automatically converted into 20,500,000 shares of Class A Common Stock of the Issuer for no additional consideration.

In addition, on January 7, 2021, Hedosophia Public Investments Limited (“Hedosophia”), an entity affiliated with Mr. Osborne, and ChaChaCha SPAC C, LLC (“ChaChaCha”), an entity affiliated with Mr. Palihapitiya, purchased 5,000,000 and 10,000,000 shares of Class A Common Stock of the Issuer, respectively, from SCH for aggregate consideration of $50.0 million and $100.0 million, respectively, or $10.00 per share. Mr. Osborne obtained the funds for the purchase of these shares from Hedosophia’s working capital. Mr. Palihapitiya obtained the funds for the purchase of these shares from the proceeds of an Amended & Restated Loan and Guaranty Agreement (as may be amended or supplemented from time to time, the “Loan Agreement”) entered into with Credit Suisse AG, New York Branch on December 17, 2020. As security for his obligations under the Loan Agreement, Mr. Palihapitiya pledged the 10,000,000 shares of Class A Common Stock pursuant to an Amended and Restated Security and Pledge Agreement, dated as of December 17, 2020 (as may be amended or supplemented from time to time), with Credit Suisse AG, New York Branch.

CUSIP No. 18914F111	Page 6 of 9 pages

Item 4. Purpose of Transaction

Business Combination

On January 7, 2021, SCH reincorporated as a Delaware corporation and consummated the mergers of (i) Asclepius Merger Sub Inc. (“Merger Sub”) with and into Clover Health Investments, Corp. (“Clover Health”), with Clover Health surviving the merger (the “First Merger”), and (ii) Clover Health with and into SCH, with SCH surviving the merger (together with the First Merger, the “Business Combination”), pursuant to the Agreement and Plan of Merger, dated as of October 5, 2020, as amended on December 8, 2020 (the “Merger Agreement”), by and among SCH, Merger Sub and Clover Health. Upon consummation of the Business Combination, the Founder Shares were automatically converted into shares of Class A Common Stock. In addition, the exercisability of the Private Placement Warrants was conditioned on the completion of the Business Combination.

Subscription Agreement

In connection with the Merger Agreement, SCH entered into subscription agreements, dated as of October 5, 2020 (as further amended or supplemented, the “Subscription Agreements”), with each of Hedosophia and ChaChaCha. Pursuant to the Subscription Agreements, on January 7, 2021, Hedosophia and ChaChaCha purchased 5,000,000 and 10,000,000 shares of Class A Common Stock, respectively, from SCH at a price of $10.00 per share.

Registration Rights Agreement

At the closing of the Business Combination, the Issuer, the Sponsor, ChaChaCha, Hedosophia and the other parties thereto entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to register for resale certain shares of common stock and other equity securities of the Issuer that are held by the parties thereto from time to time. The Registration Rights Agreement contains certain restrictions on transfer with respect to the shares of Class A Common Stock held by the Sponsor following the Business Combination, including a 180-day lock-up of such shares, subject to certain early release provisions.

The foregoing descriptions of the Merger Agreement, the Subscription Agreements and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Registration Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the common stock of the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 18914F111	Page 7 of 9 pages

Item 5. Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 154,408,441 shares of Class A Common Stock outstanding as of January 7, 2021:

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SCH Sponsor III LLC	31,433,333	20.4%	0	31,433,333	0	31,433,333
Chamath Palihapitiya	41,433,333	26.8%	10,000,000	31,433,333	10,000,000	31,433,333
Ian Osborne	36,433,333	23.6%	5,000,000	31,433,333	5,000,000	31,433,333

(1)

As discussed in Item 2 above, the Other Filers are not included as Reporting Persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock of the Issuer held by the Other Filers.

The Sponsor is the record holder of 20,500,000 shares of Class A Common Stock and warrants to purchase 10,933,333 shares of Class A Common Stock that may be exercised within 60 days of the date of this Schedule 13D. Mr. Palihapitiya and Mr. Osborne share voting and dispositive power over the shares beneficially owned by the Sponsor.

In addition, Mr. Osborne and Mr. Palihapitiya are the record holders and sole owners of 5,000,000 and 10,000,000 shares of Class A Common Stock, respectively.

(c) Except as described in Item 3 and Item 4, during the past 60 days, none of the Reporting Persons has effected any transactions in the Class A Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Merger Agreement, Subscription Agreements and Registration Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 18914F111	Page 8 of 9 pages

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, dated as of January 15, 2021, by and among the Reporting Persons.

2	Agreement and Plan of Merger, dated as of October 5, 2020, by and among SCH, Merger Sub and Clover Health (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed October 6, 2020).

3	Amendment to the Agreement and Plan of Merger, dated as of December 8, 2020, by and among SCH, Merger Sub and Clover Health (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed December 10, 2020).

4	Form of Subscription Agreement.

5	Amended and Restated Registration Rights Agreement, dated as of January 7, 2021, by and among the Issuer, Sponsor, ChaChaCha, Hedosophia and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed January 12, 2021).

CUSIP No. 18914F111	Page 9 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2021	SCH Sponsor III LLC

	By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer

Chamath Palihapitiya

/s/ Chamath Palihapitiya

Ian Osborne

/s/ Ian Osborne